

03037798

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Norwood Abbey Limited

*CURRENT ADDRESS Level 7
470 Collins Street
Melbourne Victoria 3000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

FILE NO. 82- 34754 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: [signature]

DAT : 11/24/03

NORWOOD ABBEY 2003
annual report

partnerships to improve
PEOPLE'S LIVES






CONTENTS

CORPORATE DIRECTORY

NORWOOD ABBEY LTD
ACN 085 162 456
ABN 20 085 162 456

BOARD OF DIRECTORS
Peter Hansen : Chairman and Chief Executive Officer

Derek Ryan : Non Executive Director and Joint Company Secretary

Ron Lewis : Non Executive Director

John Jefferis : Non Executive Director

EXECUTIVE MANAGEMENT GROUP
Peter Hansen : Chairman and Chief Executive Officer

Jeffrey Bell : Chief Financial Officer and Joint Company Secretary

Bernie Romanin : Director of Marketing

Richard Walmsley : Director of Product Development

PRINCIPAL ADMINISTRATION OFFICE
63 Wells Road
Chelsea Heights VIC 3196
Australia
Tel +61 3 9782 7333
Fax +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

SHARE REGISTRY
Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
Melbourne VIC 3000

AUDITORS
Deloitte Touche Tohmatsu
505 Bourke Street
Melbourne VIC 3000

SOLICITORS
Minter Ellison
Rialto Towers, Level 23
525 Collins Street
Melbourne VIC 3000

CEO'S REPORT

Dear Shareholder,

In the course of the last year, Norwood has made very solid progress towards its immediate aim of developing and commercialising the first of its projects, and becoming cash flow positive and profitable.

The Company has concentrated its efforts on the development and commercialisation of its two projects that are closest to producing commercial returns – the Laser Assisted Drug Delivery project (LAD), as well as the Immunology Project.

Prior to reviewing the operations and development of Norwood over the past year, I thought that it might be beneficial to say a few words about Norwood's aims, expectations and overall business strategy.

STRATEGY

The primary strategy of Norwood is to develop and commercialise innovative projects/technologies that address significant unmet needs in the medical industry.

Norwood is fundamentally a business development company, rather than a medical research company. The primary focus of Norwood is the 'business development' and commercialisation of the projects selected for development.

The initial aim has been – and continues to be – the identification of innovative research projects that are supported by a very strong intellectual property position and have the potential to address significant market opportunities. The strategy is then based on the utilisation of Norwood's business development and management expertise to create wealth for our shareholders – developing and commercialising technologies/projects with the aim of creating and generating ongoing income streams.

Although Norwood sponsors research at Massachusetts Institute of Technology (MIT) in Boston and Monash University (Monash) in Melbourne, the 'sponsored research' is primarily aimed at furthering the development of its core projects. While Norwood is often referred to as being in the 'biotechnology' sector, the Company is not in fact directly working on early stage research or development of new drugs or molecules. Norwood's drug delivery technologies are primarily engineering based, while the Immunology Project is based on the discovery of potentially 'new uses' for an existing class of drugs.

The backgrounds of the senior management team at Norwood – finance, economics, law, engineering, business development and marketing – exemplify the business development focus. With the exception of Associate Professor Richard Boyd, Norwood does not directly employ anyone who is primarily involved in research.

Norwood believes in limiting its infrastructure and fixed overhead costs as much as possible. Consistent with maintaining a core expertise in the areas in which it operates, the Company will out-source or sub-contract as many of its requirements as possible. In the commercial development of its projects, Norwood's strategy is to partner with and/or out license its projects to pharmaceutical groups who have existing marketing and distribution infrastructures.

The overall aim of Norwood is to maximise the creation of shareholder wealth via the development of products that generate substantial and sustainable revenues and profits.

STRUCTURE

Norwood is concentrating on the development of three of its projects – Laser Assisted Drug Delivery, Immunology and the Needle-free drug delivery system. All of these projects incorporate different technologies and address different specific market opportunities. In view of this, the Company has decided that at least, as from the commercialisation stage, the projects should be managed and operated as 'autonomous' business units.

In the course of the last year, the Company took steps to 'spin-out' its Immunology Project into a separate corporate vehicle – Norwood Immunology. Similarly, arrangements are currently being put into place such that the Laser project will also be operated via a separate stand alone entity. It is currently envisaged that for the foreseeable future, this entity will remain a wholly owned subsidiary of Norwood Abbey.







LASER DRUG DELIVERY

Significant progress with respect to the development and commercialisation of Norwood's Laser Assisted Drug Delivery technology was achieved during the course of the last year.

In early 2003, Norwood received 510(k) marketing clearance from the US Food and Drug Administration (FDA) for the LAD. The approval is for the delivery of topically applied local anaesthetics. The Company received marketing clearance for all of the indications for which it submitted an application.

Following approval from the FDA, and in order to facilitate the minimisation of manufacturing costs, Norwood appointed LightMed Corporation – a Taiwanese medical laser manufacturing group, as its contract manufacturer of the LAD device. LightMed is an ISO Certified and FDA approved medical device manufacturer with over 15 years experience in the manufacture of laser products. The first production run has recently been completed.

In order to facilitate the development of distribution, sales and marketing channels, and manage Norwood's relationship with its pharmaceutical partner, Ferndale Laboratories, we appointed Jeff Furst (based in Philadelphia) as Vice President (North America) to head up its US laser project. Jeff has been instrumental in developing Norwood's marketing and distribution plans for the United States. Norwood, together with Ferndale, is confident that revenues from sales of the LAD, disposable tips and anaesthetics will commence in the latter half of 2003.

Commercialisation in the Asia Pacific region has also progressed well with the appointment of MedNet International as Norwood's commercialisation partner for the region. In conjunction with Norwood, MedNet will manage the regional distributors in all facets of sales, marketing and support of the LAD product. A conference and training seminar for potential Asian distributors was recently held. Representatives and potential distributors from a number of Asian countries – including China, Taiwan, Korea, Thailand, Malaysia and Singapore – attended the meeting.

Meetings with prospective European distributors have been arranged for the latter half of 2003. In support of the commercial strategy for Europe, Norwood is progressing toward receipt of the CE Mark for the product, a requirement to promote the product in Europe. The CE Mark is expected in early 2004.

NEEDLE-FREE DRUG DELIVERY SYSTEM

Norwood has developed a Needle-free injector system under the existing Sponsored Research Agreement with MIT, under the direction of Professor Ian Hunter. The system is designed to deliver a drug through the skin using a small hand-held device that utilises an extremely fast and powerful shape memory alloy activated pump.

The Norwood Needle-free injector system addresses all the parameters that have been identified as being optimal for an ideal needle-free system. The device is being designed to include the following key features – low cost, safe, silent operation, precise control of dosage, as well as the ability to deliver either a single drug, or alternatively multiple drugs, at the same time (e.g. vaccines).

MIT has completed development of a fully-operative bench level laboratory prototype. The device has satisfactorily delivered drugs in an 'in vitro' setting. Norwood has licensed a key patent for this technology from McGill University and has filed a large number of USA patents on the core technology to strengthen its intellectual property position. The project is expected to enter full-scale product development in 2004.

The Company believes that the Needle-free drug delivery system addresses large unmet market needs and has significant potential.



MICRONEEDLE DRUG DELIVERY

Norwood's Microneedle system provides precise delivery of pharmaceuticals over time. This technology is in early development and complements and expands the Company's capability to address broad and varied market needs in drug delivery.

Potential market applications for the technology are being evaluated and based on market assessment, the project may enter full-scale product development in 2004.

PROJECTS – IMMUNOLOGY

During the year, we established a separate subsidiary to hold the group's Immunology Project, which we see as key to maximising its value. We plan to separately list this company – Norwood Immunology (NIM) – on the AIM exchange in London in the early part of 2004.

During the course of the year, Norwood negotiated a 'Research Funding and Royalty Licensing Agreement' with Monash University that covers all aspects of the Immunology Project. Under this licensing agreement, Monash has made a commitment to the Project by taking a 3% equity interest in Norwood Immunology. In addition, a number of private investors have expressed their faith in the project by making an equity investment in Norwood Immunology at a pre-money valuation of A$50 million.

Prior to our planned AIM flotation, we expect to raise additional private capital for NIM by way of a private placement, which will be launched after we are in a position to announce the completion of our ongoing negotiations regarding a licence with a US pharmaceutical partner.

Norwood has been very fortunate in attracting Richard Williams as Chief Executive Officer of NIM. Richard is responsible for managing the worldwide business opportunities of the Immunology Project and has been extensively involved in negotiating our first major licence partnership. Based in London, Richard was formerly the Global Head of Healthcare Corporate Finance for Andersen, and brings over 20 years experience in corporate finance, fundraising and commercialising of healthcare projects. To date, Richard has been focused on achieving key commercial milestones for NIM including the negotiation of commercial partnerships, securing strategic investors, and managing the process for the public listing. Richard has already made a significant contribution to the development of Norwood Immunology.

The main commercial focus has surrounded negotiations for planned pharmaceutical partnerships for North America and Europe. Whilst Norwood had a number of opportunities to license the project at an earlier date, we decided that more attractive terms could be secured once human clinical data was available from our Melbourne based clinical studies.

Norwood's clinical studies continued at the Peter MacCallum Cancer Centre and the Alfred Hospital in Melbourne. Encouraging results from the Melbourne based studies involving leukaemia patients undergoing bone marrow transplantation (BMT), have led to a number of distinguished international clinicians and scientists planning to conduct additional clinical trials in this area.

The breadth and scope of Norwood's Immunology Project was further enhanced by the signing of a Heads of Agreement with the National Stem Cell Centre.

The Norwood Medical and Scientific Advisory Board has contributed enormously to the development of NIM and on behalf of all shareholders and the Board of Norwood, I would like to thank them for their support and guidance.

I would like to particularly express my thanks and appreciation to Associate Professor Richard Boyd for his outstanding dedication and commitment to the project.





Encouraging results from the Melbourne based studies involving leukaemia patients undergoing bone marrow transplantation (BMT), have led to a number of distinguished international clinicians and scientists planning to conduct additional clinical trials in this area.

BUSINESS DEVELOPMENT

As a result of Norwood's business development and commercialisation focus, the Company has begun to receive an increasing number of approaches for licensing, partnerships and potential acquisitions of new technologies and/or companies. We will continue to evaluate those opportunities.

INTELLECTUAL PROPERTY

The development of a strong intellectual property position – largely, but not solely, in the form of patents – is one of the cornerstones of Norwood's strategy. The Company spent approximately $1 million on its patent portfolio in the course of the last 12 months. Norwood recently appointed a specialist in-house patent attorney for Norwood Immunology. An additional in-house patent attorney is currently being recruited to take overall responsibility for Norwood's drug delivery patent portfolios.

CORPORATE

In respect to the planned listing of Norwood's securities on the NASDAQ Exchange, the Company is working towards the establishment of an American Depositary Receipt (ADR) Programme, which it expects will be in place within the relatively near future.

The Company has recently decided that in order to try to better inform investors, as well as endeavouring to maximise the value of Norwood for its shareholders, that it should place a stronger emphasis on 'investor relations'. In this regard, I am very pleased to announce that Bernie Romanin has agreed to take primary responsibility for all aspects of investor relations.

Following a review of the structure and operations of Norwood, the Board decided that at this stage, and under the current circumstances, it would be prudent and appropriate for me to continue to occupy the role of Executive Chairman. The situation will be reviewed in the light of changing circumstances.

STAFF

I would like to extend my sincere thanks to the Directors of the Company and on behalf of both the Board and myself, I would again like to express my sincere thanks and appreciation to all of the staff of Norwood for their support, commitment and contributions over the course of this past year.

The Board and Management of Norwood believe that the progressive implementation of the Company's strategies will lead to the creation of a sustainable earnings base aimed at increasing shareholder value in future years.

To all of our shareholders, as well as our corporate, research, product development and commercial partners, I would like to extend my gratitude for your continued contributions and assistance to Norwood, as well as your faith in the future of the Company. The Board and staff look forward to another exciting year for Norwood Abbey.

Kind Regards,



Peter Hansen
EXECUTIVE CHAIRMAN







CORPORATE GOVERNANCE STATEMENT

The directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices that were in operation throughout the financial year, except where otherwise stated.

THE BOARD OF DIRECTORS

The Board carries out its responsibilities according to the following mandate:

- the Board should comprise a majority of non-executive directors;
- the directors should possess a broad range of skills, qualifications and experience;
- the Board should meet on a regular basis; and
- all available information in connection with items to be discussed at a meeting of the Board shall be provided to each director prior to that meeting.

On the day the directors' report is made out, the Board consisted of one executive director and three non-executive directors. Details of the directors are set out in the directors' report.

The primary responsibilities of the Board include:

- the approval of the annual and half-year financial report;
- the establishment of long term goals of the company and strategic plans to achieve those goals;
- the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a quarterly basis; and
- ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

INDEPENDENT PROFESSIONAL ADVICE

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfill their duties and responsibilities as directors.

NOMINATION COMMITTEE

The Board has established a nomination committee consisting of the following non-executive directors:

- Mr. R. Lewis (Joint Chairman)
- Mr. D. Ryan (Joint Chairman)
- Mr. J. Jefferis

The nomination committee reviews the composition of the Board on an annual basis and makes recommendations to the Board, where considered necessary, to ensure that the Board comprises a majority of non-executive directors with an appropriate mix of skills and experience. Where necessary, the committee seeks the advice of external advisers in connection with suitability of applicants for Board membership.

The terms and conditions of the appointment of non-executive directors are set out in a formal letter of appointment which deals with the following matters:

- duration of appointment (subject to approval of shareholders);
- remuneration;
- expectations concerning preparation and attendance at Board meetings;
- conflict resolution; and
- the right to seek independent legal and professional advice (subject to the prior approval of the Chairman).

REMUNERATION COMMITTEE

The Board has established a remuneration committee consisting of the following non-executive directors:

- Mr. D. Ryan (Chairman)
- Mr. R. Lewis

The remuneration committee reviews the remuneration policies applicable to all directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning directors' and executives' remuneration and the company's executive and employee share option plan are set out in notes 5, 6 and 7 to the financial statements.

AUDIT COMMITTEE

The Board has established an audit committee consisting of three directors, at least two of whom are non-executive directors. The current members of the audit committee are:

- Mr. R. Lewis (Chairman)
- Mr. D. Ryan
- Mr. P. Hansen

The audit committee provides a forum for the effective communication between the Board and external auditors. The audit committee reviews:

- the annual and half-year financial report prior to their approval by the Board;
- the effectiveness of management information systems and systems of internal control; and
- the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

CORPORATE GOVERNANCE STATEMENT (CONTINUED)

AUDIT COMMITTEE (continued)

The audit committee generally invites the Chief Financial Officer and the external auditors to attend audit committee meetings. The audit committee also meets with and receives regular reports from the external auditors concerning any matters which arise in connection with the performance of their respective roles, including the adequacy of internal controls.

RISK MANAGEMENT

The Board is responsible for the company's system of internal controls. The Board constantly monitors the operational and financial aspects of the company's activities and, through the audit committee, the Board considers the recommendations and advice of external auditors and other external advisers on the operational and financial risks that face the company.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the company has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

CODE OF CONDUCT

As part of the Board's commitment to the highest standard of conduct, the company adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- responsibilities to shareholders;
- compliance with laws and regulations;
- relations with customers and suppliers;
- ethical responsibilities;
- employment practices; and
- responsibilities to the environment and the community.

DIRECTORS' REPORT

The directors of Norwood Abbey Limited submit herewith the annual financial report for the financial year ended 30 June 2003. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names and particulars of the directors of the company during or since the end of the financial year are:

Name	Particulars
Mr. P.J. Hansen	Executive Chairman, aged 58 joined the Board in 1999.
Mr. D.M. Ryan	Chartered Accountant, aged 57 joined the Board in 1999 and in an executive capacity from May 2000 as Director of Finance. Resigned as an executive director on 22 November, 2000 and remains a member of the Board in a non-executive capacity.
Mr. R.S. Lewis	Financial Advisor, aged 56, joined the Board in 1999 in a non-executive capacity.
Dr. J.E. Jefferis	Medical Scientist, aged 72, joined the Board in 2002 in a non-executive capacity.
Mr. P.B. Simpson	Pharmacist, aged 53, joined the Board in 1999 in a non-executive capacity. On 4 August 2000 joined executive management team and resigned his Board position during the year.

The above named directors held office during and since the end of the financial year except for:

Mr. P.B. Simpson — Resigned 26 November 2002.

PRINCIPAL ACTIVITIES

The consolidated entity's principal activities in the course of the financial year were the research and development of medical technologies relating to drug delivery and therapies.

REVIEW OF OPERATIONS

The consolidated operating loss after income tax for the financial year ended 30 June 2003 was $9,410,145 (2002 - $8,577,507).

Over the past financial year the ocmpany has concentrated all of its resources in expediting the commercialisation and product launch of the LAD and progressing the financial and commercial stages of the Immunology project.

Laser Assisted Drug Delivery (LAD)

The company appointed a Vice President to head the laser project commercialisation in the USA to progress the market entry of the laser device and associated disposable tips in conjunction with Ferndale Laboratories Inc. Additional patents were issued in Europe, USA and NZ for the laser device further strengthening the company's intellectual property position. The TGA approved a second-generation laser device for broader market applications in local anaesthesia and vaccine delivery. In addition, TGA approval was also granted for a second-generation laser blood withdrawal device currently under evaluation in Asia.

During January 2003, the company achieved US Food and Drug Administration (FDA) 510(k) marketing clearance for the LAD to be used for *"ablation of the outer layer of the skin prior to the application of OTC topical 4% lidocaine cream for local dermal anaesthesia"*.

Norwood's strategy of outsourcing the manufacture of the LAD to facilitate the minimisation of manufacturing costs and the consequent maximisation of profit margins was realised by the signing of a manufacturing agreement with LightMed Corporation. LightMed is an international FDA approved medical device manufacturer based in Taiwan with over 15 years experience in the manufacture of laser products.

The LAD was exhibited at the 6th International Symposium on Paediatric Pain Management in Sydney and received significant interest from Australian and international delegates.

Immunology

Initial positive trial results of the independent clinical trials being conducted in Melbourne resulted in interest from leading international clinics wishing to explore opportunities for new therapies for cancer patients. The company has collaborations with several prestigious international clinical research institutes that will provide access to internationally acclaimed opinion leaders which is expected to further enhance the potential for commercial opportunities.

During the year the company established a Medical and Scientific Advisory Board of pre-eminent international members for strategic and clinical input to the Immunology project.

A significant commercial milestone was achieved by appointing an international CEO for Norwood Immunology Pty Ltd to manage the worldwide business opportunities of this project. A separate public entity has been established to ready the project for a public listing on an international exchange, which is expected to occur in the next twelve months. The initial round of fundraising was completed by the end of the financial year with subscription commitments for $2.8 million. The capital raising valued Norwood Immunology at $52.5 million. These goals are fundamental to optimise the commercial value of the Immunology project.

The company entered into a full licensing agreement with Monash University covering all aspects of the intellectual property associated with the project. Monash University took a 3.125% equity position in Norwood Immunology.

Gene Transfer

During the year the directors determined that significant synergies exist between the Immunology project and the Gene Transfer project and that the Gene Transfer project should become a distinct part of the Immunology project. Norwood is working in conjunction with world leaders in their respective fields, which the Board consider will have a favourable impact on the progress and outcome of the Gene Transfer component of the project in the future.

REVIEW OF OPERATIONS (continued)

Needle-free Injection System

Under the existing Sponsored Research Agreement with Massachusetts Institute of Technology, a needle-free injector has been developed under the direction of Professor Ian Hunter. Using this injection system, the drug is delivered through the skin using a small hand-held device using an extremely fast and powerful fibre-activated pump that fires drug at the skin with sufficient velocity to penetrate without the use of needles. Norwood has licensed a key patent for this technology from McGill University. A bench-level prototype has been developed which has delivered drugs through animal skin.

Microneedles

During the course of the year MIT completed the basic research related to the Microneedle project. Further product development was deferred in order to concentrate the company's resources on projects with earlier revenue flows.

MIT has filed a large number of patents on the core technology to protect the intellectual property position. Norwood has licensing rights under the Sponsored Research Agreement.

CHANGES IN STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

DIVIDENDS

No dividends were paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of its current or preceding financial years.

SHARE OPTIONS

Share Options Granted to Directors and Executives

During and since the end of the financial year no share options were granted to directors of the company.

During and since the end of the financial year an aggregate of 600,000 share options were granted to the following executives of the company:

EXECUTIVES	NUMBER OF OPTIONS GRANTED	ISSUING ENTITY	NUMBER OF ORDINARY SHARES UNDER OPTION
B. Romanin	200,000 (i)	Norwood Abbey Limited	200,000
R. G. Walmsley	200,000 (i)	Norwood Abbey Limited	200,000
J.H. Bell	200,000 (i)	Norwood Abbey Limited	200,000

As at the date of this report, executives are entitled to purchase 2,600,000 ordinary shares as follows:

The following options issued to executives expire on 31 December 2005:

- 550,000 options exercisable at $1.50 immediately
- 50,000 options at $1.50 when the company share price has traded at or above $2.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $3.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $4.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $5.00 for more than 30 consecutive days
- 250,000 options at $1.50 when the company share price has traded at or above $10.00 for more than 30 consecutive days.

The following options issued to executives expire on 30 June 2004:

- 1,000,000 *options exercisable at* $0.375 *immediately*

The following options issued to executives expire on 31 December 2004:

- 600,000 options exercisable at $1.20 immediately

(i) These options were granted subsequent to 30 June 2003 on 11 August 2003.

None of the options issued carry any voting rights until the options are exercised and converted into fully paid ordinary shares.

During or since the end of the financial year no shares or interests were issued as a result of the exercise of any option.

Executive and Employee Share Option Plan

Further details of the employee share option plan are disclosed in note 7 to the financial statements.

DIRECTORS' MEETINGS

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, five Board meetings, no nomination committee meetings, two remuneration committee meetings and five audit committee meetings were held.

DIRECTORS	BOARD OF DIRECTORS		NOMINATION COMMITTEE		REMUNERATION COMMITTEE		AUDIT COMMITTEE	
	HELD	ATTENDED	HELD	ATTENDED	HELD	ATTENDED	HELD	ATTENDED
P.J. Hansen	5	5	-	-	2	1	5	3
D.M. Ryan	5	5	-	-	2	2	5	3
R.S. Lewis	5	5	-	-	2	2	5	5
J.E. Jefferis	5	5	-	-	-	-	-	-
P.B. Simpson	3	2	-	-	-	-	-	-

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' SHAREHOLDINGS

The following table sets out each directors' relevant interest in shares and options in shares of the company or a related body corporate as at the date of this report.

DIRECTORS	FULLY PAID ORDINARY SHARES	OPTIONS OVER FULLY PAID ORDINARY SHARES
P.J. Hansen	21,310,000	7,233,336
D.M. Ryan	3,531,000	1,166,668
R.S. Lewis	1,400,000	466,664
J.E. Jefferis	60,000	-
P.B. Simpson	-	2,500,000
	26,301,000	11,366,668

DIRECTORS' AND EXECUTIVES' REMUNERATION

The remuneration committee reviews the remuneration policies applicable to all directors and executive officers and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning directors' and executives' remuneration and the company's executive and employee share option plan are set out in notes 5, 6 and 7 to the financial statements.

The following table discloses the remuneration of the directors of the company and the consolidated entity:

DIRECTORS	BASE REMUNERATION	BENEFITS / BONUS	SUPERANNUATION	TOTAL	VALUE OF OPTIONS ATTRIBULTABLE TO 30/6/03 (i)
	$	$	$	$	$
Executive Directors					
P.J. Hansen	240,000	37,224	23,200	300,424	-
P.B. Simpson- (resigned 26 November 2002)	116,667	-	10,500	127,167	-
Non-Executive Directors					
D.M. Ryan	65,000	-	5,400	70,400	-
R.S. Lewis	65,000	-	-	65,000	-
J.E. Jefferis	55,000	-	-	55,000	-

(i) No value has been included in the aggregate amount of the emoluments for directors as a result of changes in the value of options as none of the directors' options have been granted as emoluments to directors.

The following table discloses the remuneration of the executive officers of the company and the consolidated entity:

EXECUTIVES	BASE REMUNERATION	BENEFITS / BONUS	SUPERANNUATION	TOTAL	VALUE OF OPTIONS ATTRIBULTABLE TO 30/6/03
	$	$	$	$	$
Company and Consolidated Entity					
B. Romanin	262,000	29,354	23,580	314,934	-
R.G. Walmsley	155,799	-	10,420	166,219	-
J.H. Bell	161,666	18,356	14,550	194,572	-

No options were issued to directors or executives during the financial year.

There were no options granted in previous financial periods that have a vesting period extending into the 2002 or 2003 financial years.

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company (as named above), the company secretaries, Mr. D.M. Ryan and Mr. J.H. Bell, and all executive officers of the company and of any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

ROUNDING OFF OF AMOUNTS

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors



Mr. P.J. Hansen
Melbourne, 2 September, 2003.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060
505 Bourke Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Telephone (03) 9208 7000
Facsimile (03) 9208 7001
www.deloitte.com.au

Deloitte Touche Tohmatsu

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF NORWOOD ABBEY LIMITED

Scope

The Financial Report And Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the directors' declaration for both Norwood Abbey Limited (the company) and the consolidated entity, for the financial year ended 30 June 2003 as set out on pages 13 to 37. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Norwood Abbey Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.



DELOITTE TOUCHE TOHMATSU



G J McLean
Partner
Chartered Accountants
Melbourne, 2 September, 2003

The liability of Deloitte Touche Tohmatsu, is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

DIRECTORS' DECLARATION

The directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

c) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the directors



Mr. P.J. Hansen
Melbourne, 2 September, 2003.

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	NOTE	CONSOLIDATED		COMPANY	
		2003 $'000	2002 $'000	2003 $'000	2002 $'000
Revenue from ordinary activities	2(a)	436	416	330	368
Employee benefits expense		(2,673)	(2,364)	(1,958)	(1,939)
Depreciation and amortisation expense		(1,766)	(1,856)	(364)	(380)
Borrowing costs		(15)	(24)	(15)	(24)
Non-current asset write-down	2(c)	(1,832)	(219)	(2,830)	(219)
Contract settlement		-	(870)	-	(870)
Net foreign exchange loss	2(b)	-	-	(1,443)	(1,050)
Insurance		(100)	(75)	(86)	(69)
Legal costs		(566)	(649)	(256)	(565)
Marketing and investor relations costs		(796)	(525)	(677)	(525)
Office costs		(263)	(225)	(226)	(191)
Patent maintenance costs		(162)	(228)	(162)	(228)
Professional fees		(560)	(770)	(405)	(578)
Travel		(544)	(925)	(404)	(572)
Other expenses from ordinary activities		(569)	(264)	(525)	(233)
Loss From Ordinary Activities Before Income Tax Expense	2	(9,410)	(8,578)	(9,021)	(7,075)
Income tax expense relating to ordinary activities	4	-	-	-	-
Net Loss	22	(9,410)	(8,578)	(9,021)	(7,075)
Net loss attributable to outside equity interest	24	-	-	-	-
Total Changes In Equity Other Than Those Resulting From Transactions With Owners As Owners		(9,410)	(8,578)	(9,021)	(7,075)
Earnings Per Share					
Basic (cents per share)	26	(8.22)	(8.12)		
Diluted (cents per share)	26	(8.22)	(8.12)		

Notes to the financial statements are included on pages 17 to 37.

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2003

	NOTE	CONSOLIDATED		COMPANY	
		2003 $'000	2002 $'000	2003 $'000	2002 $'000
CURRENT ASSETS					
Cash assets		6,255	2,602	5,204	2,543
Receivables	9	171	77	165	77
Inventories	10	131	493	131	493
Other	11	237	429	236	428
TOTAL CURRENT ASSETS		6,794	3,601	5,736	3,541
NON-CURRENT ASSETS					
Other financial assets	12	6	6	19,853	21,199
Plant and equipment	13	1,079	1,490	1,079	1,490
Intangibles	14	11,012	12,688	1,960	1,821
Other	15	19,115	16,852	17,021	14,983
TOTAL NON-CURRENT ASSETS		31,212	31,036	39,913	39,493
TOTAL ASSETS		38,006	34,637	45,649	43,034
CURRENT LIABILITIES					
Payables	16	2,913	2,694	2,802	2,596
Interest-bearing liabilities	17	118	36	118	36
Provisions	18	263	241	251	219
TOTAL CURRENT LIABILITIES		3,294	2,971	3,171	2,851
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	19	-	118	-	118
Provisions	20	-	42	-	42
TOTAL NON-CURRENT LIABILITIES		-	160	-	160
TOTAL LIABILITIES		3,294	3,131	3,171	3,011
NET ASSETS		34,712	31,506	42,478	40,023
EQUITY					
Contributed equity	21	60,934	49,458	60,934	49,458
Accumulated losses	22	(27,362)	(17,952)	(18,456)	(9,435)
Capital reserve	23	(57)	-	-	-
Parent entity interest		33,515	31,506	42,478	40,023
Outside equity interest	24	1,197	-	-	-
TOTAL EQUITY		34,712	31,506	42,478	40,023

Notes to the financial statements are included on pages 17 to 37.

STATEMENT OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	NOTE	CONSOLIDATED		COMPANY	
		2003 $'000 Inflows (Outflows)	2002 $'000 Inflows (Outflows)	2003 $'000 Inflows (Outflows)	2002 $'000 Inflows (Outflows)
Cash Flows From Operating Activities					
Receipts from customers		19	-	19	-
Payments to suppliers and employees		(6,127)	(6,509)	(4,614)	(5,495)
Interest received		78	369	78	369
Interest paid		(15)	(1)	(15)	(1)
Other revenue		140	37	139	37
Net cash used in operating activities	32(b)	(5,905)	(6,104)	(4,393)	(5,090)
Cash Flows From Investing Activities					
Payment for plant and equipment		(100)	(241)	(100)	(241)
Proceeds on sale of plant and equipment		6	17	6	17
Loan funds to wholly owned controlled entities		-	-	(2,185)	(2,704)
Payment for acquisition of intangible assets		(829)	(1,090)	(173)	(551)
Research and development costs paid		(2,177)	(6,048)	(1,952)	(4,873)
Net cash used in investing activities		(3,100)	(7,362)	(4,404)	(8,352)
Cash Flows From Financing Activities					
Repayment of borrowings - lease		(36)	(49)	(36)	(49)
Payment of share issue costs		(379)	-	(379)	-
Proceeds from issue of shares		13,073	1,401	11,873	1,401
Net cash provided by financing activities		12,658	1,352	11,458	1,352
Net Increase/(Decrease) In Cash Held		3,653	(12,114)	2,661	(12,090)
Cash at beginning of the financial year		2,602	14,716	2,543	14,633
Cash At The End Of The Financial Year	32(a)	6,255	2,602	5,204	2,543

Notes to the financial statements are included on pages 17 to 37.

1. SUMMARY OF ACCOUNTING POLICIES

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Accounts Payable

Trade payables and other amounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

(d) Comparative Amounts

Comparative financial information may be reclassified to ensure comparability with the current reporting period. Where there is a material amendment to the classification of comparative financial information, the nature, reason and amount of the reclassification is disclosed.

(e) Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost of each asset over its expected useful life. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The following estimated useful lives are used in the calculation of depreciation:

Research and development equipment	5 – 15 years
Office furniture and equipment	5 – 15 years
Computer software	3 years
Leasehold improvements	3 years
Motor vehicles	6 – 7 years

(f) Employee Benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries and annual leave expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Contributions made to defined benefit superannuation plans are expensed when incurred. The difference between the accrued benefits and net market value of plan assets has not been recognised in the financial statements.

(g) Financial Instruments Issued by the Company

Equity Instruments
Equity instruments are classified as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments
Transaction costs arising on the issue of shares have been recognised directly in equity as a reduction of the proceeds of shares issued to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of the shares and which would not have been incurred had those instruments not been issued.

Costs associated with the company's capital raising and ASX listing that have been incurred to 30 June 2003 have been recognised directly in equity as a reduction of the proceeds of shares issued.

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(h) Foreign Currency

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in the statement of financial performance in the period in which they arise.

Foreign Operations
Financial statements of integrated foreign operations are translated at reporting date using the temporal method and exchange differences are taken to net profit or loss for the period.

(i) Goods and Services Tax

Expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense;

or

ii. for payables which are recognised inclusive of GST.

The net amount of GST recoverable from the taxation authority is included as part of receivables.

Cashflows are included in the statement of cashflows on a gross basis. The GST component of cashflows arising from investing and financing activities which is recoverable from, or payable to, the taxation authorities is classified as operating cashflows.

(j) Income Tax

Tax effect accounting principles have been adopted whereby income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent differences. The tax effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting is shown at current taxation rates in provision for deferred income tax and future income tax benefit, as applicable.

(k) Intellectual Property and Patents

Costs associated with the development of new products and technologies including the original patent application costs are capitalised.

Intellectual property and patents are recorded at the cost of acquisition. Intellectual property acquired through gaining control of the company's wholly owned subsidiaries is recorded at its fair value upon acquisition. The directors gave due consideration to the technical and commercial life of the intellectual property and patents to determine their useful life. In the opinion of the directors the intellectual property does not have a finite useful life.

Patents are amortised on a straight line basis so as to write off the cost of each asset over its expected useful life. Amortisation of the core technology begins upon the commercialisation of the related project and continues over the period in which the corresponding benefits are expected to arise. The following useful lives are used in the calculation of amortisation:

- Patents 10 – 18 years

The directors regularly review the carrying value of the intellectual property and patents to ensure its carrying value does not exceed its recoverable amount.

Patent renewal costs are written off as an expense as they are incurred.

(l) Interest-Bearing Liabilities

Bank loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

(m) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory. Inventory is valued on a first in first out basis.

(n) Investments

Investments are recorded at cost. Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on an accrual basis.

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(o) Leased Assets

Leased assets classified as finance leases are capitalised as fixed assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Capitalised leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are charged as an expense in the period in which they are incurred.

Lease Incentives
In the event that lease incentives are received to enter into non-cancellable operating leases, such incentives are recognised as a liability. Lease payments are allocated between rental expense, reduction of the liability and, where appropriate, interest expense over the term of the lease.

Surplus Lease Space
In the events that premises leased by the consolidated entity pursuant to a non-cancellable operating lease are identified as surplus to the needs of the consolidated entity, a liability and expense are recognised equal to the total expected outlay relating to the surplus space.

(p) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all entities that comprise the consolidated entity, being the company (the parent entity) and its controlled entities as defined in Accounting Standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in note 33 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(q) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of consolidated benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those future cashflows.

Dividends
A provision is recognised for dividends when they have been declared, determined or publicly recommended by the directors.

(r) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(s) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets the expected net cash flows have not been discounted to their present value.

(t) Research and Development Costs

Research and development costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

Any deferred research and development costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product.

The unamortised balance of research and development costs deferred in previous periods is reviewed regularly and at each reporting date, to ensure the criterion for deferral continues to be met. Where such costs are no longer considered recoverable, they are written-off as an expense in the statement of financial performance.

Government grants received or receivable in relation to research and development costs, which are deferred, are deducted from the carrying amount. Grants received or receivable in relation to research and development costs, which are recognised as an expense during the current or previous periods, are recognised as revenue in the statement of financial performance.

(u) Revenue Recognition

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Liabilities Forgiven
The gross amount of a liability forgiven by a credit provider is recognised as revenue.

(v) Changes in Accounting Policies

In accordance with Accounting Standard AASB 1028 "Employee Benefits", on 1 July 2002 the consolidated entity changed its policy for recognising provisions for annual leave. Under the new policy the amount of the provision is calculated using the remuneration rate expected to apply at the time of the settlement, rather than the remuneration rate that applies at reporting date. The balance in the Provision for Employee Benefits account has not been adjusted at the previous reporting date as the change in accounting policy did not have a material effect on the balances reported at that date.

	CONSOLIDATED		COMPANY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
2. LOSS FROM ORDINARY ACTIVITIES				
Loss from ordinary activities before income tax includes the following items of revenue and expense:				
(a) Revenue from ordinary activities				
Sales of goods	109	-	109	-
Interest revenue – other entities	74	314	74	314
Proceeds from the sale of plant and equipment	6	17	6	17
Net foreign exchange gain	106	48	-	-
Grants received	106	33	106	33
Insurance recovery	30	-	30	-
Other income	5	4	5	4
	436	416	330	368
(b) Expenses				
Cost of sales	99	-	99	-
Write-off of inventory	53	-	53	-
Net foreign exchange loss	-	-	1,443	1,050
Depreciation of non-current assets:				
- Plant and equipment	160	191	160	191
- Leased assets	95	64	95	64
Amortisation of non-current assets:				
- Intangibles	1,511	1,601	109	125
Net transfers to provisions:				
- Employee benefits	45	41	57	22
Operating lease rental expenses:				
- Minimum lease payments	160	137	160	137
Borrowing costs:				
- Interest - other entities	3	1	3	1
- Interest - finance lease	12	23	12	23
(c) Non-current asset write-down				
Write-down of patents	1,067	-	90	-
Write-down of investment in subsidiary	-	-	1,875	-
Write-down of receivable from subsidiary	-	-	100	-
Write-down of research & development costs	765	219	765	219
	1,832	219	2,830	219
3. SALE OF ASSETS				
Sale of assets in the ordinary course of business have given rise to the following gains/(losses):				
Net Gains/(Losses)				
- Plant and equipment	(1)	9	(1)	9

4. INCOME TAX

	CONSOLIDATED		COMPANY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
(a) The prima facie income tax benefit on pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:				
Loss from ordinary activities	(9,410)	(8,578)	(9,021)	(7,075)
Income tax benefit calculated at 30% of operating loss	(2,823)	(2,573)	(2,706)	(2,122)
Permanent Differences:				
Research & development	(186)	(228)	(169)	(116)
Capital raising costs	(26)	-	(26)	-
Write-down of non-current assets	320	66	27	66
Non-deductible expenses	456	679	35	211
Timing differences and tax losses not brought to account as future income tax benefits (note 4(b))	2,259	2,056	2,839	1,961
Income tax benefit attributable to operating loss	-	-	-	-
(b) Future income tax benefits not brought to account as assets:				
Tax losses - revenue	10,454	8,195	9,243	6,404
Tax losses - capital	149	149	149	149
	10,603	8,344	9,392	6,553

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

a) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;

b) conditions for deductibility imposed by the law are complied with; and

c) no changes in the tax legislation adversely affect the realisation of the benefit of the deductions.

Tax Consolidation System

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October, 2002. This legislation, which includes both mandatory and elective elements, is applicable to the company. The impact of the mandatory elements of the tax consolidation system on existing deferred tax balances of the consolidated entity has been estimated on best reasonable estimates.

At the date of this report the directors have not assessed the financial effect, if any, the implementation of the legislation may have on the company and the consolidated entity and, accordingly, the directors have not made a decision whether or not to elect to be taxed as a single entity. The financial effect of the implementation of the tax consolidation system on the consolidated entity has not been recognised in the financial statements.

In the event that the tax consolidation system is implemented, the head entity has also agreed to compensate its wholly-owned subsidiaries for the carrying amount of their deferred tax balances.

	CONSOLIDATED		COMPANY	
	2003 $	2002 $	2003 $	2002 $

5. DIRECTORS' REMUNERATION

The directors of Norwood Abbey Limited during the year were:

- P.J. Hansen
- D.M. Ryan
- R.S. Lewis
- J.E. Jefferis
- P.B. Simpson (resigned 26 November 2002)

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	COMPANY 2003 $	COMPANY 2002 $
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of the company, directly or indirectly, by the company or by any related party.			617,991	1,385,708
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the consolidated entity, directly or indirectly, by the entities in which they are directors or by any related party.	617,991	1,385,708		

The number of directors of the company whose total income falls within each successive $10,000 band of income *(commencing at $0)*:	2003 No.	2002 No.
$ 10,000 - $ 19,999	-	1
$ 20,000 - $ 29,999	-	1
$ 50,000 - $ 59,999	1	2
$ 60,000 - $ 69,999	1	-
$ 70,000 - $ 79,999	1	-
$ 120,000 - $ 129,999	1	-
$ 300,000 - $ 309,999	1	-
$ 330,000 - $ 339,999	-	1
$ 400,000 - $ 409,999	-	1
$ 490,000 - $ 499,999	-	1

No value has been included in the aggregate amount of emoluments for directors as a result of changes in the value of options as none of the directors' options have been granted as emoluments to directors.

6. EXECUTIVES' REMUNERATION

	CONSOLIDATED		COMPANY	
	2003 $	2002 $	2003 $	2002 $
Aggregate remuneration of executive officers (excluding executive directors included in note 5) of the company working mainly in Australia and receiving $100,000 or more from the company or from any related party.			675,725	1,126,183
Aggregate remuneration of executive officers (excluding executive directors included in note 5) of each entity in the consolidated entity working mainly in Australia and receiving $100,000 or more from the entity for which they are executive officers or from any related party.	675,725	1,126,183		

	2003 No.	2002 No.	2003 No.	2002 No.
The number of executive officers whose remuneration falls within each successive $10,000 band of income *(commencing at $100,000):*				
$ 130,000 - $ 139,999	-	1	-	1
$ 160,000 - $ 169,999	1	-	1	-
$ 190,000 - $ 199,999	1	1	1	1
$ 290,000 - $ 299,999	-	1	-	1
$ 310,000 - $ 319,999	1	-	1	-
$ 490,000 - $ 499,999	-	1	-	1

7. EMPLOYEE OPTION PLAN

	2003 No.	2002 No.
Balance at beginning of the financial year	535,600	633,800
Granted during the year	-	-
Exercised during the year	-	-
Lapsed during the year	(54,000)	(98,200)
Balance at the end of the financial year	481,600	535,600

The company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders at a general meeting, all eligible employees are entitled to participate in the scheme.

Each employee's options vest as follows, 20%, 20%, 30% and 30% after 12, 24, 36, and 48 months respectively, from the date of admission of the company to the official list of the Australian Stock Exchange. Once exercised, the issued shares will rank equally with all other issued shares in the company.

All employees and executives are eligible to participate in the scheme while they remain employed by the company. Upon becoming ineligible, participants have thirty days to exercise any vested options after which any unexercised or unvested options will be cancelled by the plan administrators. Where an employee becomes ineligible to participate in the scheme any options that have not vested to the employee at that date will be cancelled by the company. Options that have vested to an employee but remain unexercised will be cancelled 30 days from the date of ineligibility.

On 2 August 2001 the employees that remained eligible employees under the employee share option plan rules were issued their allocation of staff options. At 30 June 2002, as a result of a decreased number of staff the number of options issued under the plan rules reduced from 722,600 to 535,600. At reporting date, the number of outstanding staff options had reduced by a further 54,000 to 481,600 reflecting staff movements in the period since issue. At the reporting date 192,640 options had vested to employees. Since the end of the financial year, a further 59,200 options have been cancelled as a result of further staff reductions. All staff options that remain outstanding expire on 31 December 2004.

On 4 August 2003 a second tranche of 422,200 options was issued to eligible employees. The issue of these options ensures that all eligible employees are participating in the scheme as approved by shareholders. The second tranche was issued with an exercise price of $1.20 and expire 31 December 2004.

The directors of the company, being eligible employees under the employee option plan rules, are entitled to participate in allocations. It was determined by the directors that they would exclude themselves from the initial allocation of employee options.

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from executives and employees is not recognised in the financial statements, except for the purposes of determining directors' and executives' remuneration in respect of the financial year as disclosed in note 5 and 6 to the financial statements. The market value of the company's ordinary shares at 30 June 2003 was $0.82.

As at the date of this report, executives are entitled to purchase 2,600,000 ordinary shares as follows:

The following options issued to executives expire on 31 December 2005:

- 550,000 options exercisable at $1.50 immediately
- 50,000 options at $1.50 when the company share price has traded at or above $2.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $3.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $4.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $5.00 for more than 30 consecutive days
- 250,000 options at $1.50 when the company share price has traded at or above $10.00 for more than 30 consecutive days.

The following options issued to executives expire on 30 June 2004:

- 1,000,000 options exercisable at $0.375 immediately

The following options issued to executives expire on 31 December 2004:

- 600,000 options exercisable at $1.20 immediately. These options were granted on 11 August 2003.

None of the options issued carry any voting rights until the options are exercised and converted into fully paid ordinary shares.

	CONSOLIDATED		COMPANY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
8. REMUNERATION OF AUDITORS				
Auditing the financial report	64,150	61,885	64,150	61,885
Other services	7,150	-	7,150	-
	71,300	61,885	71,300	61,885
9. CURRENT RECEIVABLES				
Trade receivables	92	-	92	-
Goods and services tax (GST) recoverable	32	67	32	67
Interest receivable	-	4	-	4
Other receivables	47	6	41	6
	171	77	165	77
10. CURRENT INVENTORIES				
Raw materials – at cost	37	393	37	393
Finished goods – at cost	94	100	94	100
	131	493	131	493
11. OTHER CURRENT ASSETS				
Prepayments	237	429	236	428
12. OTHER NON-CURRENT FINANCIAL ASSETS				
At cost:				
Shares and options	6	6	6	6
Shares in controlled entities	-	-	4,873	6,748
Non-trade receivables from wholly owned controlled entities	-	-	14,974	14,445
	6	6	19,853	21,199

13. PLANT AND EQUIPMENT

	CONSOLIDATED			
	Leasehold Improvements at cost	Plant and Equipment at cost	Equipment Under Financial Lease	TOTAL
	$'000	$'000	$'000	$'000
Gross Carrying Value				
Balance at 30 June 2002	169	1,887	230	2,286
Additions	-	61	-	61
Disposals	-	(11)	-	(11)
Balance at 30 June 2003	169	1,937	230	2,336
Accumulated Depreciation/Amortisation				
Balance at 30 June 2002	(68)	(638)	(90)	(796)
Disposals	-	4	-	4
Depreciation expense	(57)	(370)	(38)	(465)
Balance at 30 June 2003	(125)	(1,004)	(128)	(1,257)
Net Book Value				
As at 30 June 2002	101	1,249	140	1,490
As at 30 June 2003	44	933	102	1,079

	COMPANY			
	Leasehold Improvements at cost	Plant and Equipment at cost	Equipment Under Financial Lease	TOTAL
	$'000	$'000	$'000	$'000
Gross Carrying Value				
Balance at 30 June 2002	169	1,887	230	2,286
Additions	-	61	-	61
Disposals	-	(11)	-	(11)
Balance at 30 June 2003	169	1,937	230	2,336
Accumulated Depreciation/Amortisation				
Balance at 30 June 2002	(68)	(638)	(90)	(796)
Disposals	-	4	-	4
Depreciation expense	(57)	(370)	(38)	(465)
Balance at 30 June 2003	(125)	(1,004)	(128)	(1,257)
Net Book Value				
As at 30 June 2002	101	1,249	140	1,490
As at 30 June 2003	44	933	102	1,079

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Aggregate depreciation allocated, whether recognised as an expense *or capitalised as part of the carrying amount of other assets during the year*				
Plant and equipment	370	362	370	362
Leased assets	38	90	38	90
Leasehold improvements	57	55	57	55
	465	507	465	507

	CONSOLIDATED		COMPANY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
14. INTANGIBLES				
Intellectual property at cost	600	600	600	600
Patents at cost	4,208	3,546	1,719	1,492
Patents at cost on acquisition	11,824	13,296	-	-
Accumulated amortisation	(5,620)	(4,754)	(359)	(271)
	10,412	12,088	1,360	1,221
	11,012	12,688	1,960	1,821
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	1,511	1,574	109	125
15. OTHER NON-CURRENT ASSETS				
Deferred research and development costs	19,115	16,852	17,021	14,983
Accumulated amortisation	-	-	-	-
	19,115	16,852	17,021	14,983
Research and development costs incurred during the year and deferred to future years before crediting any related grants	3,028	6,220	2,803	4,734
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	-	-	-	-
16. CURRENT PAYABLES				
Trade payables	2,475	1,917	2,475	1,917
Accrued payables	438	777	327	679
	2,913	2,694	2,802	2,596
17. CURRENT INTEREST-BEARING LIABILITIES				
Secured:				
Finance lease liability (i) (note 28)	118	36	118	36
(i) Secured by the assets leased, the current market value of which exceeds the value of the finance lease liability.				
18. CURRENT PROVISIONS				
Employee benefits (i)	221	165	209	143
Surplus lease space (ii) (note 28)	42	76	42	76
	263	241	251	219
(i) The aggregate employee benefit liability recognised and included in the financial statements is as follows: Provision for employee benefits:				
- Current	221	165	209	143
	No.	No.	No.	No.
Number of employees at end of financial year	23	23	21	22
	$'000	$'000	$'000	$'000
(ii) Surplus lease space				
Balance at the beginning of the financial year				
- Current	76	118	76	118
- Non current	42	76	42	76
	118	194	118	194
- Reduction arising from payments/other sacrifices of future economic benefit	(76)	(76)	(76)	(76)
Balance at the end of the financial year	42	118	42	118

	CONSOLIDATED		COMPANY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
19. NON-CURRENT INTEREST-BEARING LIABILITIES				
Secured:				
Finance lease liability (i) (note 28)	-	118	-	118
(i) Secured by the assets leased, the current market value of which exceeds the value of the finance lease liability.				
20. NON-CURRENT PROVISIONS				
Surplus lease space (notes 18 (ii) and 28)	-	42	-	42
21. CONTRIBUTED EQUITY				
Contributed Equity				
125,143,351 fully paid ordinary shares (2002: 107,537,148)	58,523	49,458	58,523	49,458
7,090,909 partly paid shares (2002: nil)	2,411	-	2,411	-
	60,934	49,458	60,934	49,458

	2003		2002	
	No. '000	$'000	No. '000	$'000
Fully Paid Ordinary Shares				
Balance at beginning of financial year	107,537	49,458	105,537	48,129
Shares issued	17,606	9,462	2,000	1,401
Share issue costs	-	(397)	-	(72)
Balance at end of financial year	125,143	58,523	107,537	49,458

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

At the end of the financial year, the company had received $1,800 thousand for the subscription of 3,600,000 fully paid ordinary shares. Subsequent to balance date, the subscription funds were cleared by the company's bank and the subscription shares were issued.

	2003		2002	
	No. '000	$'000	No. '000	$'000
Partly Paid Ordinary Shares				
Balance at beginning of financial year	-	-	-	-
Shares issued	7,091	2,411	-	-
Balance at end of financial year	7,091	2,411	-	-

Partly paid ordinary shares carry one vote per share but do not carry the right to dividends.
In respect of partly paid ordinary shares on issue at reporting date:
(a) there are no calls in arrears; and
(b) a total of $1,844 thousand (26 cents per share) may be called up in the event of winding up the company.

Share Options
Details of the employee option plan are contained in note 7 to the financial statements and details of directors holdings are contained in note 37(c) to the financial statements.

	CONSOLIDATED		COMPANY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
22. ACCUMULATED LOSSES				
Balance at beginning of financial year	(17,952)	(9,374)	(9,435)	(2,360)
Net loss	(9,410)	(8,578)	(9,021)	(7,075)
Dividends provided or paid	-	-	-	-
Balance at end of financial year	(27,362)	(17,952)	(18,456)	(9,435)
23. RESERVES				
Capital	(57)	-	-	-
Capital Reserve				
Balance at the beginning of the financial year	-	-	-	-
Capital raising costs attributable to parent entity holding in subsidiary	(57)	-	-	-
Balance at the end of the financial year	(57)	-	-	-

24. OUTSIDE EQUITY INTEREST

	CONSOLIDATED	
	2003 $'000	2002 $'000
Outside equity interests in controlled entities comprises:		
Contributed equity (note 33)	1,200	-
Share issue costs	(3)	-
Accumulated losses	-	-
	1,197	-

25. DIVIDENDS

	CONSOLIDATED		COMPANY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Dividends paid or proposed during the financial year	-	-	-	-
Adjusted franking account balance	-	-	-	-

26. EARNINGS PER SHARE

	2003 Cents per share	2002 Cents per share
Basic earnings per share	(8.22)	(8.12)
Diluted earnings per share	(8.22)	(8.12)

	2003 No.	2002 No.
The weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings per share and diluted earnings per share	114,509,943	105,613,562

All options on issue during the year are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share.

All options on issue during the year are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net profit in the statement of financial performance as follows:

	2003 $'000	2002 $'000
Net loss	9,410	8,578
Net loss used in the calculation of basic earnings per share and diluted earnings per share	9,410	8,578

Information concerning the classification of securities

	2003 No.	2002 No.
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:		
Options - ordinary shares	53,451,241	39,871,140

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
27. COMMITMENTS FOR EXPENDITURE				
(a) Lease Commitments				
Finance lease liabilities and non-cancellable operating lease commitments are disclosed in note 28 to the financial statements.				
(b) Other Expenditure Commitments				
Expenditure commitments relating to research projects				
Not longer than 1 year	2,634	1,652	2,634	652
Longer than 1 year and not longer than 5 years	1,000	1,000	-	-
Longer than 5 years	-	-	-	-
	3,634	2,652	2,634	652

28. LEASES

Finance Leases

Leasing Arrangements

Finance leases relate to motor vehicles with lease terms of 4 years. The consolidated entity has the option to purchase the vehicles for a nominal amount at the conclusion of the lease arrangements.

	CONSOLIDATED 2003	CONSOLIDATED 2002	COMPANY 2003	COMPANY 2002
Minimum Future Lease Payments				
- Not later than 1 year	125	49	125	49
- Later than 1 year but not later than 5 years	-	125	-	125
Minimum lease payments	125	174	125	174
Less future finance charges	(7)	(20)	(7)	(20)
Present value of minimum lease payments	118	154	118	154
Included in the financial statements as:				
Current interest bearing liabilities (note 17)	118	36	118	36
Non-current interest bearing liabilities (note 19)	-	118	-	118
	118	154	118	154

Operating Leases

Leasing Arrangements

The operating leases are non-cancellable operating leases over various items of office equipment and the office/warehouse facility. The office lease term is for three years with two further option periods of three years each. The company's bankers issued a bank guarantee in favour of the landlord which is secured by part of the cash on deposit. The operating lease contract contains a market review clause in the event that the company exercises its option to renew. The company does not have an option to purchase any of the assets subject to an operating lease at the completion of the lease term.

	CONSOLIDATED 2003	CONSOLIDATED 2002	COMPANY 2003	COMPANY 2002
Non-cancellable operating leases				
- Not later than 1 year	199	350	199	350
- Later than 1 year but not later than 5 years	5	203	5	203
	204	553	204	553
In respect of the non-cancellable operating leases for office space the following provisions have been recognised:				
Current provisions (note 18)				
Surplus lease space	42	76	42	76
Non-current provisions (note 20)				
Surplus lease space	-	42	-	42
	42	118	42	118

29. CONTINGENT LIABILITIES

During 1994, Electrospect, Inc. ("Electrospect") (formerly Transmedica International, Inc. which was acquired by the company on 23 December 1999) paid a licensing fee to Massachusetts General Hospital for a patent rights license agreement. The licence fee, net of accumulated amortisation, is included on the statement of financial position as patent costs. Under the terms of the agreement, Electrospect, Inc. will be required to pay additional royalties on products sold which are covered by the patent right. The directors consider that no royalties are due and payable as at 30 June 2003. Such royalties are to be computed at 5% of the net sales price in the case of products subject to exclusive licence and 2.5% for products non-exclusively licensed and 1% of the net sales price in the case of certain other products.

On 14 June 2000, Norwood Abbey Limited entered into an agreement with University of Arkansas Medical Services ("UAMS") to amend the royalty agreement between Electrospect, Inc. and UAMS dated 19 December 1994. This agreement provides for a maximum royalty at the rate of 2.5% of the net sales of devices manufactured for the withdrawal of blood or the delivery of local topical anaesthesia using a laser device (capped at $1,000,000 per annum). If a royalty is payable to a third party then the 2.5% rate shall be reduced by the percentage royalty payable to such a third party except that the royalty rate payable to UAMS shall never be less than 1.0%. The directors consider that no royalties are due and payable as at 30 June 2003.

On 17 June 2003, Norwood Immunology Pty Ltd entered into an agreement with Monash University. Under the terms of the agreement a royalty of 7.5% is payable to Monash University on income received by Norwood Immunology Pty Ltd from the commercial exploitation of the technology licensed from Monash University. In addition, Monash University are entitled to 7.5% of license fees received by Norwood Immunology Pty Ltd from sub-licensees.

On 27 June 2003, Norwood Immunology Pty Ltd entered into an agreement with Associate Professor Richard Boyd. Under the terms of the agreement a royalty of 7.5% is payable to Dr. Boyd and his laboratory on income received by Norwood Immunology Pty Ltd from the commercial exploitation of technology developed outside that contemplated by the agreement with Monash University. In addition, Dr. Boyd and his laboratory are entitled to 7.5% of license fees received by Norwood Immunology Pty Ltd from sub-licensees.

Other royalty obligations are considered not to be material on the basis that such obligations will either have expired prior to the first commercial sale, are capped at amounts which are not material or are predicated upon sales through particular distribution channels in respect of which Norwood Abbey Ltd has no obligation to sell.

30. SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

31. SEGMENT INFORMATION

Segment information has been prepared and is presented in accordance with revised Accounting Standard 1005 "Segment Reporting", and the comparative information has been restated in accordance with the requirements of the revised standard.

Segment revenues

	EXTERNAL SALES		INTER-SEGMENT		OTHER		TOTAL	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Laser Assisted Drug Delivery Project	109	-	-	-	-	-	109	-
Immunology Project	-	-	-	-	-	-	-	-
Microneedle Project	-	-	-	-	-	-	-	-
Needle-less Project	-	-	-	-	-	-	-	-
Gene Transfer Project	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total of all segments							109	-
Eliminations							-	-
Unallocated							327	416
Consolidated							436	416

Segment results

	2003 $'000	2002 $'000
Laser Assisted Drug Delivery Project	(2,895)	(2,974)
Immunology Project	(30)	-
Microneedle Project	-	(25)
Needle-less Project	-	-
Gene Transfer Project	(815)	-
Other	-	-
Total of all segments	(3,740)	(2,999)
Eliminations	-	-
Unallocated	(5,670)	(5,579)
Loss from ordinary activities before income tax expense	(9,410)	(8,578)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after related income tax expense	(9,410)	(8,578)
Extraordinary items	-	-
Net Loss	(9,410)	(8,578)

Segment assets and liabilities

	ASSETS		LIABILITIES	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Laser Assisted Drug Delivery Project	21,182	22,983	278	644
Immunology Project	3,776	3,108	141	1,061
Microneedle Project	5,064	4,490	36	45
Needle-less Project	583	-	493	-
Gene Transfer Project	-	904	-	141
Other	-	-	-	-
Total of all segments	30,605	31,485	948	1,891
Eliminations	-	-	-	-
Unallocated	7,401	3,152	2,346	1,240
Consolidated	38,006	34,637	3,294	3,131

Other segment information

	LASER ASSISTED DRUG DELIVERY PROJECT		IMMUNOLOGY PROJECT		MICRONEEDLE PROJECT		NEEDLE-LESS INJECTION SYSTEM PROJECT		GENE TRANSFER PROJECT	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Acquisition of segment assets	1,168	2,470	668	2,482	573	2,267	583	-	33	618
Depreciation and amortisation of segment assets	1,664	1,798	-	-	-	25	-	-	-	-
Other non-cash expenses	-	-	-	-	-	-	-	-	-	-

Geographical segment information

The company operates predominantly in Australia, performing research, development and commercialisation of medical technologies relating to drug delivery and therapies.

	CONSOLIDATED		COMPANY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
32. NOTES TO THE STATEMENT OF CASH FLOWS				
(a) Reconciliation of cash				
For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:				
Cash	6,255	2,602	5,204	2,543
(b) Reconciliation of loss from ordinary activities after related income tax to net cash flows from operating activities				
Loss from ordinary activities after related income tax	(9,410)	(8,578)	(9,021)	(7,075)
Depreciation and amortisation of non-current assets	1,766	1,855	364	380
Unrealised foreign exchange loss/(gain)	(106)	48	1,443	1,002
(Gain)/Loss on disposal of equipment	1	(9)	1	(9)
Patent write-off	1,067	-	90	-
Inventory write-off	53	-	53	-
Research and development write-off	765	219	765	219
Investment write-down	-	-	1,875	-
Receivables write-down	-	-	100	-
Changes in net assets and liabilities, net of the effects of purchase of subsidiaries:				
(Increase)/decrease in current receivables	(129)	61	(123)	61
(Increase)/decrease in current prepayments	400	16	400	16
Increase/(decrease) in current creditors	(325)	258	(363)	312
Increase/(decrease) in provisions	13	26	23	4
Net cash used in operating activities	(5,905)	(6,104)	(4,393)	(5,090)
(c) Financing facilities				
Lease finance facility, reviewed annually				
- amount used	125	174	125	174
- amount unused	225	176	225	176
	350	350	350	350

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

33. CONTROLLED ENTITIES

NAME OF ENTITY	COUNTRY OF INCORPORATION	OWNERSHIP INTEREST	
		2003 %	2002 %
Parent Entity			
Norwood Abbey Limited	Australia		
Controlled Entities			
Norwood Immunology Pty Ltd (formerly Mediated Immunity Pty Ltd) (i)	Australia	94.6	100
Norwood Immunology Holdings Pty Ltd	Australia	100	100
Norwood Abbey, Inc.	U.S.A.	100	-
Norwood Immunology, Inc.	U.S.A.	100	-
Eliza, Inc.	U.S.A.	100	100
Electrospect, Inc. (formerly Transmedica International, Inc.)	U.S.A.	100	100
Spectral BioSystems, Inc.	U.S.A.	100	100

(i) Norwood Immunology Pty Ltd

During June 2003, the company announced that Norwood Immunology Pty Ltd had entered into a licensing agreement with Monash University. Under the terms of the license, Monash University subscribed for 3,125,000 fully paid ordinary shares of Norwood Immunology Pty Ltd, or 3.125% of the paid up capital.

Further to the issue of shares to Monash University, Norwood Immunology Pty Ltd successfully completed its first capital raising, receiving commitments from several high net worth families for $2,800,000. The raising of funds was completed at $0.50 per share, valuing Norwood Immunology Pty Ltd at approximately $53,000,000.

	2003 No.	2003 %
Fully paid ordinary shares		
Norwood Abbey Limited	96,875,000	94.6
Monash Commercial Pty Ltd	3,125,000	3.0
Other	2,400,000	2.4
	102,400,000	

Under the terms of a put option, a further 3,600,000 fully paid ordinary shares are issuable before 30 September 2003 at $0.50 per share.

Options over fully paid ordinary shares	**Exercise price**	**2003 No.**	**Expiry**
Dr. R. Boyd	$0.30	11,150,000	30/11/07

Under the terms of various agreements entered into by Norwood Immunology Pty Ltd, further options are issuable upon listing the company on an international stock exchange. The exercise price of these options is set at a 15% discount to the issue price on listing. The numbers of options to be issued varies according to events occurring between the end of the financial year and the date on which Norwood Immunology Pty Ltd obtains quotation.

34. ACQUISITION OF CONTROLLED ENTITIES

Name of Entity	Date of Acquisition	Proportion of Shares Acquired %	Cost of Acquisition $'000
Eliza, Inc. (i)	1 September 1999	100	1
Electrospect, Inc. (formerly Transmedica International, Inc.) (ii)	23 December 1999	100	4,872
Spectral BioSystems, Inc. (iii)	25 May 2000	100	1,875
Norwood Immunology Pty Ltd (formerly Mediated Immunity Pty Ltd) (iv)	1 December 2000	100	-
Norwood Immunology Holdings Pty Ltd (v)	19 February 2002	100	-
Norwood Abbey, Inc.(vi)	20 September 2002	100	-
Norwood Immunology, Inc. (vii)	19 November 2002	100	-

The results of the above entities are included from the date of acquisition.

(i) The cost of acquisition comprises cash.
(ii) The cost of acquisition comprises cash of $421,000 and shares with a fair value of $4,451,000.
(iii) The cost of acquisition comprises shares with a fair value of $1,875,000.
(iv) The company was incorporated on 1 December 2000.
(v) The company was incorporated on 19 February 2002.
(vi) The company was incorporated on 20 September 2002.
(vii) The company was incorporated on 19 November 2002.

35. NON HEDGED FOREIGN CURRENCY BALANCES

	CONSOLIDATED		COMPANY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:				
US Dollars				
Non current receivables	-	-	8,449	9,820
Current payables	(1,752)	(1,008)	(1,752)	(1,008)

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

36. FINANCIAL INSTRUMENTS

a) Significant Accounting Policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

b) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

c) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

d) Interest Rate Risk

The following table details the consolidated entity's exposure to interest rate risk as at 30 June 2003.

	Average Interest Rate	Variable Interest Rate	Fixed Interest Rate Maturity: Less than 1 year	1 to 5 Years	More than 5 years	Non-Interest Bearing	Total
	%	$'000	$'000	$'000	$'000	$'000	$'000
2003							
Financial Assets							
Cash	4.25	6,255	-	-	-	-	6,255
Receivables	-	-	-	-	-	171	171
Other	-	-	-	-	-	237	237
		6,255	-	-	-	408	6,663
Financial Liabilities							
Accounts payable	15.75	13	-	-	-	2,900	2,913
Finance lease	9.00	-	118	-	-	-	118
Employee benefits	-	-	-	-	-	221	221
		13	118	-	-	3,121	3,252
2002							
Financial Assets							
Cash	4.29	2,602	-	-	-	-	2,602
Receivables	-	-	-	-	-	77	77
Other	-	-	-	-	-	429	429
		2,602	-	-	-	506	3,108
Financial Liabilities							
Accounts payable	14.89	9	-	-	-	2,685	2,694
Finance lease	9.00	-	36	118	-	-	154
Employee benefits	-	-	-	-	-	165	165
		9	36	118	-	2,850	3,013

37. RELATED PARTY DISCLOSURES

a) Equity Interests in Controlled Entities
Details of the percentage of ordinary shares held in controlled entities are disclosed in note 33 to the financial statements.

b) Directors' Remuneration
Details of directors' remuneration are disclosed in note 5 to the financial statements.

c) Directors Equity Holdings

	Fully Paid Ordinary Shares	
	2003 No.	2002 No.
Ordinary Shares		
Issued during the financial year to directors and their director related entities by:		
- Norwood Abbey Limited	-	-
Redeemed, exercised or bought back during the financial year from directors and their director related entities by:		
- Norwood Abbey Limited	-	-
Held as at reporting date by directors and their director related entities in:		
- Norwood Abbey Limited	26,301,000	38,208,717

	Share options	
	2003 No.	2002 No.
Other equity instruments		
Issued during the financial year to directors and their director related entities by:		
- Norwood Abbey Limited	-	-
Redeemed, exercised or bought back during the financial year from directors and their director related entities by:		
- Norwood Abbey Limited	-	-
Held as at reporting date by directors and their director related entities in:		
- Norwood Abbey Limited	11,366,668	20,886,668

d) Other transactions with directors

	CONSOLIDATED		COMPANY	
	2003 $	2002 $	2003 $	2002 $
The operating loss before income tax includes the following items of expense that resulted from transactions with directors or their director related entities:				
Consultancy fees	31,042	277,984	31,042	277,984

During the financial year, DMR Corporate Pty Ltd, a company partly owned by Mr. D.M. Ryan provided accounting and financial services to the company totalling $7,722 (2002: $23,904) on normal terms and conditions.

During the financial year, Lewis Trende, a firm associated with Mr. R.S. Lewis, provided corporate consultancy services to the company totalling $23,320 (2002: S59,080) on normal terms and conditions.

In the previous financial year, Vision Quest Bio Research, Inc., a firm associated with Mr. K.S. Marchitto and Mr. S.T. Flock (former directors), provided research and patent consultancy services to the company totalling $195,000 (normal terms and conditions). No similar costs were incurred in the current year.

e) Transactions Within the Wholly-Owned Group
The wholly owned group includes:
- the ultimate parent entity; and
- the wholly-owned controlled entities.

Amounts receivable from entities in the wholly-owned group are disclosed in note 12 to the financial statements.

During the financial year the ultimate parent entity provided administration services to the entities in the wholly-owned group for no charge.

f) Controlling Entities
The ultimate Australian parent entity and ultimate parent entity in the consolidated entity and the wholly-owned group is Norwood Abbey Limited.

ADDITIONAL STOCK EXCHANGE INFORMATION
AS AT 31 JULY 2003

Fully Paid Ordinary Shares

- 125,143,351 fully paid ordinary shares are held by 4,251 individual shareholders.
  All issued ordinary shares carry one vote per share.

Partly Paid Shares

- 7,090,909 partly paid ordinary shares held by 10 individual shareholders.
  All issued partly paid shares carry one vote per share to the extent that all calls due and payable have been paid.

Options

- 53,451,241 options are held by 182 individual optionholders.
  Options do not carry a right to vote.

Distribution Of Holders Of Equity Securities

	Fully Paid Ordinary Shares	Options
1 - 1,000	448	6
1,001 - 5,000	1,838	24
5,001 - 10,000	900	35
10,001 - 100,000	970	74
100,001 and over	95	43
	4,251	182
Holdings less than a marketable parcel	115	

Substantial Shareholders

Ordinary Shareholders	Fully Paid Number	Fully Paid Percentage
Barloma Nominees Pty Ltd	18,200,000	14.54
National Nominees Limited	8,996,595	7.19
Fieldcove Pty Ltd	7,121,548	5.69
	34,318,143	27.42

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

ADDITIONAL STOCK EXCHANGE INFORMATION (CONTINUED)
AS AT 31 JULY 2003

Twenty Largest Holders Of Quoted Equity Securities

Ordinary Shareholders	Fully Paid	
	Number	Percentage
Barloma Nominees Pty Ltd	18,200,000	14.54
National Nominees Limited	8,996,595	7.19
Fieldcove Pty Ltd	7,121,548	5.69
J P Morgan Nominees Australia	3,730,000	2.98
Link Traders (Aust) Pty Ltd	3,500,360	2.8
Citicorp Nominees Pty Limited	3,457,245	2.76
P.J. Hansen	2,410,000	1.93
Index Options Pty Ltd	1,829,755	1.46
Rovno Pty Ltd	1,821,111	1.46
Roxtrus Pty Ltd	1,500,000	1.20
Mantoll Pty Ltd	1,400,000	1.12
Equity Trustees Limited	1,235,632	0.99
Bevillesta Pty Ltd	1,233,334	0.99
E. Sugar	1,210,000	0.97
Softwood Bay Pty Ltd	1,120,000	0.89
Pinta Pty Ltd	1,081,000	0.86
Ray Brooks Pty Ltd	1,055,000	0.84
D.M. Ryan	1,050,000	0.84
ANZ Nominees Limited	935,000	0.75
Dorvell Pty Ltd	904,992	0.72
	63,791,572	50.98

COMPANY SECRETARIES

Mr. D.M. Ryan & Mr J.H. Bell

PRINCIPAL REGISTERED OFFICE

Level 7
470 Collins Street
MELBOURNE VIC 3000
Tel: (03) 9629 4277

PRINCIPAL ADMINISTRATION OFFICE

63 Wells Road
CHELSEA HEIGHTS VICTORIA 3196
Tel: (03) 9782 7333

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
MELBOURNE VIC 3000

STOCK EXCHANGE LISTINGS

Norwood Abbey Limited's ordinary shares are quoted by the Australian Stock Exchange Limited.

SECURITYHOLDER INFORMATION

Gain access to your Securityholding information in a number of ways. The details are managed via our registrar, Computershare Investor Services Pty Limited and can be accessed as outlined below.

Please note: Your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) is required for access.

INVESTORPHONE

InvestorPhone provides telephone access 24 hours a day, 7 days a week.

Step 1 Call **1300 85 05 05**

Step 2 *Enter the first six letters of the company name* – **NORWOO (i.e. 6-6-7-9-6-6)**

Step 3 Enter your Securityholder Reference Number (SRN) or Holder Identification Number (HIN)

Step 4 Follow the prompts to gain secure, immediate access to your:
- Holding details
- Registration details

INTERNET ACCOUNT ACCESS

Securityholders have been requesting the opportunity to have access to their details via the Internet. We have been able to provide two levels of access: read only and online portfolio updating capability.

View Securityholding (Read only access)

Step 1 Go to www.computershare.com/au/investors

Step 2 Select View Securityholding and enter **NAL** or **Norwood Abbey Limited**

Step 3 Enter Securityholder Reference Number (SRN) or Holder Identification Number (HIN)

Step 4 Read only access to:
- Account Balance - Transaction history

Investor Centre (online portfolio updating capability)

Step 1 Go to www.computershare.com/au/investors

Step 2 Enter User ID and PIN or access the 'Register Here' button

Step 3 Follow the prompts to register. For security purposes, Computershare will generate a PIN and mail it to your registered address.

Step 4 Enjoy the access to Investor Centre to view, evaluate and manage your portfolio

Use your PIN and user ID to:

Manage

- View portfolio of all securities managed by Computershare
- Add securities not managed by Computershare to your portfolio
- Retrieve holding statements
- Request statements

Update

- Change of address (company or portfolio)
- Add / change Tax File Reference Number

View

- View account balances and transaction history

CONTACT THE NORWOOD ABBEY LTD REGISTRY

Computershare Investor Services Pty Limited
Enquiries Within Australia – 1300 85 05 05
Enquiries Outside Australia – +61 3 9615 5970
Investor Enquiries Facsimile Number – +61 3 9611 5710
Level 12/565 Bourke Street Melbourne VIC 3000
Postal Address – GPO Box 2975 Melbourne VIC 3001
Website - www.computershare.com
Email: web.queries@computershare.com.au